Filed pursuant to 424(b)(3)

Registration No. 333-222236

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 24, 2018)

BIONIK LABORATORIES CORP.

251,303 Shares of Common Stock

This prospectus supplement (the “Prospectus Supplement”) supplements our prospectus dated October 24, 2018, as supplemented by the Prospectus Supplement dated November 26, 2018 (collectively, the “Prospectus”), relating to the offer and sale from time to time of up to approximately 251,303 shares of our common stock by the persons described in the Prospectus, whom we call “selling stockholders”, consisting of (i) approximately 101,411 shares of common stock, (ii) approximately 9,502 shares of common stock issuable upon the exercise of outstanding warrants, (iii) approximately 127,178 shares of common stock issuable upon the exchange, on a one-for-one basis, of Exchangeable Shares of our indirect subsidiary Bionik Laboratories, Inc. and (iv) approximately 13,212 shares of common stock issuable upon the exercise of options to acquire Exchangeable Shares and the subsequent exchange of such Exchangeable Shares. The number of shares of common stock offered by the selling stockholders have been adjusted to reflect the one-for-one hundred fifty reverse stock split that we implemented on October 29, 2018 (the “Reverse Stock Split”). The selling stockholder tables contained in the Prospectus do not reflect the Reverse Stock Split, and the shares referred to in such tables should be read to take into account the Reverse Stock Split.

We registered these shares as required by the terms of registration rights agreements between the selling stockholders and us. Such registration does not mean that the selling stockholders will actually offer or sell any of these shares. The selling stockholders may offer the shares of our common stock at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices. See “Plan of Distribution” beginning on page 46 of the Prospectus for additional information.

We are not offering any shares of common stock for sale under the Prospectus or this Prospectus Supplement and we will not receive any proceeds from sales of shares of our common stock by the selling stockholders; however, we will receive a total of approximately $924,622 if all of the warrants and options are exercised in full.

Recent Developments

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2018, filed with the Securities and Exchange Commission on February 11, 2019 (the “10-Q”). Accordingly, we have attached the 10-Q to this Prospectus Supplement. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

Investing in our common stock involves significant risks. You should read the section entitled “Risk Factors” beginning on page 3 of the Prospectus for a discussion of certain risk factors that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus Supplement does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the common stock offered by the selling stockholders.

The date of this Prospectus Supplement is February 15, 2019

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarterly Period ended December 31, 2018

-OR-

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities And Exchange Act of 1934 for the transition period from_________to__________

Commission File Number: 000-54717

BIONIK LABORATORIES CORP.

(Exact name of Registrant in its charter)

Delaware	27-1340346
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

483 Bay Street, N105
Toronto, Ontario	M5G 2C9
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (416) 640-7887 x 508

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer a small reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Non-accelerated filer	☒
Accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date. As of February 8, 2019, 2,341,460 shares of Common Stock, par value $0.001 per share.

BIONIK LABORATORIES CORP.

FORM 10-Q

INDEX

Page
PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

Condensed Consolidated Interim Balance Sheets as at December 31, 2018 (Unaudited) and March 31, 2018 (Audited)	1
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (Unaudited) for the three and nine month periods ended December 31, 2018 and 2017	2
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Unaudited) for the nine month periods ended December 31, 2018 and 2017	3
Condensed Consolidated Interim Statements of Cash Flows (Unaudited) for the nine month periods ended December 31, 2018 and 2017	4
Notes to Condensed Consolidated Interim Financial Statements (Unaudited)	5

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	19
Item 3. Quantitative and Qualitative Disclosures About Market Risk	26
Item 4. Controls and Procedures	26

PART II – OTHER INFORMATION

Item 1. Legal Proceedings	26
Item 1A. Risk Factors	26
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds	26
Item 3. Defaults Upon Senior Securities	26
Item 4. Mine Safety Disclosures	26
Item 5. Other Information	26
Item 6. Exhibits	27

SIGNATURES	28

ii

PART I – FINANCIAL INFORMATION

Item 1. Unaudited Financial Statements

Bionik Laboratories Corp.

Condensed Consolidated Interim Balance Sheets

(Amounts expressed in US Dollars)

	As at	As at
	December 31,	March 31,
	2018	2018
	(Unaudited)	(Audited)
	$	$
Assets
Current
Cash and cash equivalents	375,133	507,311
Accounts receivable, net of allowance for doubtful accounts of $25,695 (March 31, 2018 - $19,694)	1,521,109	212,730
Prepaid expenses and other receivables (Note 5)	1,831,956	433,655
Inventories (Note 6)	335,606	237,443
Due from related parties (Note 9(a))	17,989	18,897
Total Current Assets	4,081,793	1,410,036
Equipment (Note 7)	135,842	159,961
Technology and other assets (Note 4)	4,497,037	4,706,719
Goodwill	22,308,275	22,308,275
Total Assets	31,022,947	28,584,991

Liabilities and Shareholders' Equity
Current
Accounts payable (Notes 9(b) and 13)	1,394,452	724,673
Accrued liabilities (Note 9(b))	1,099,570	1,529,505
Customer advances	-	800
Demand loans (Note 8)	-	51,479
Convertible loans (Note 8(b))	3,538,859	-
Deferred revenue	285,140	122,667
Shares to be issued, stock options and warrants (Notes 10, 11 and 12)	-	5,692,853
Total Current Liabilities	6,318,021	8,121,977
Shareholders' Equity
Preferred Stock, par value $0.001; Authorized - 10,000,000; Special Voting Preferred Stock, par value $0.001 - Authorized, issued and outstanding - 1 (March 31, 2018 – 1)	-	-
Common Shares, par value $0.001; Authorized - 500,000,000 (March 31, 2018 – 250,000,000); Issued and outstanding - 2,337,964 and 273,574 Exchangeable Shares (March 31, 2018 – 1,368,856 and 295,146 Exchangeable Shares)	2,611	1,664
Additional paid in capital	67,570,756	56,195,541
Deficit	(42,910,590)	(35,776,340)
Accumulated other comprehensive income	42,149	42,149
Total Shareholders' Equity	24,704,926	20,463,014
Total Liabilities and Shareholders' Equity	31,022,947	28,584,991

Commitments and Contingencies (Note 13)

Subsequent Events (Note 15)

The Financial Statements have been adjusted to retroactively reflect the 150-to-1 reverse stock split effected on October 29, 2018, as discussed in Note 2(a).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

1

Bionik Laboratories Corp.

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss for the three and nine month periods ended December 31, 2018 and 2017 (unaudited)

(Amounts expressed in U.S. Dollars)

	Three months ended December 31, 2018	Nine months ended December 31, 2018	Three months ended December 31, 2017	Nine months ended December 31, 2017
	$	$	$	$
Sales	930,257	1,978,675	260,960	570,327
Cost of Sales	450,304	1,087,540	88,357	177,482
Gross Margin	479,953	891,135	172,603	392,845

Operating expenses
Sales and marketing	515,439	1,485,423	432,260	1,313,077
Research and development	779,283	2,135,075	546,350	1,947,659
General and administrative	1,022,024	2,932,980	783,784	2,916,917
Share-based compensation expense (Note 11)	191,634	1,226,374	271,001	1,284,257
Amortization (Note 4)	69,314	209,682	76,985	246,920
Depreciation (Note 7)	15,969	50,190	21,234	69,606
Total operating expenses	2,593,663	8,039,724	2,131,614	7,778,436

Other (income) expenses
Foreign exchange	(47,709)	(116,715)	(11,485)	102,671
Accretion expense (Note 8)	316,642	2,421,060	216,302	290,375
Fair value adjustment (Note 8)	-	(337,923)	-	-
Gain on mark to market revaluation (Note 10)	-	(2,048,697)	-	-
Other expense	1,520	61,652	416,931	657,999
Total other expenses (income)	270,453	(20,623)	621,748	1,051,045
Net loss and comprehensive loss for the period	(2,384,163)	(7,127,966)	(2,580,759)	(8,436,636)

Loss per share - basic and diluted	(0.91)	(3.14)	(3.80)	(12.74)

Weighted average number of shares outstanding – basic	2,611,538	2,267,906	678,631	662,237
Weighted average number of shares outstanding – diluted	2,611,538	2,267,906	678,631	662,237

The Financial Statements have been adjusted to retroactively reflect the 150-to-1 reverse stock split effected on October 29, 2018, as discussed in Note 2(a).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

2

Bionik Laboratories Corp.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity for the nine month periods ended December 31, 2018 and 2017 (unaudited)

								Accumulated
	Special Voting				Additional			Other
	Preferred Stock		Total Shares		Paid in	Shares		Comprehensive
			Shares	Amount	Capital $	to be	Deficit $	Income	Total
	Shares	Amount $	(Note 2)	(Note 2) $	(Note 2)	Issued	(Note 2)	$	(Note 2)
Balance, March 31, 2017	1	-	645,297	645	45,184,320	-	(21,076,464)	42,149	24,150,650
Warrant exercised	-	-	33,335	34	1,125,004	-	-	-	1,125,038
Share compensation expense	-	-	-	-	1,284,257	-	-	-	1,284,257
Fair value of warrants on convertible loans	-	-	-	-	548,179	-	-	-	548,179
Warrant down round feature	-	-	-	-	41,025	-	(41,025)	-	-
Shares to be issued	-	-	-	-	-	60,000	-	-	60,000
Net loss for the period	-	-	-	-	-	-	(8,436,636)	-	(8,436,636)
Balance, December 31, 2017	1	-	678,632	679	48,182,785	60,000	(29,554,125)	42,149	18,731,488
Share compensation expense	-	-	-	-	256,323	-	-	-	256,323
Shares to be issued for services	-	-	-	-		(60,000)	-	-	(60,000)
Warrant down round feature	-	-	-	-	33,061	-	(33,061)	-	-
Conversion of convertible notes	-	-	985,370	985	9,179,800	-	-	-	9,180,785
Stock option and warrant reclassification (Notes 11 & 12)	-	-	-	-	(2,845,557)	-	-	-	(2,845,557)
Beneficial Conversion Feature on convertible debt	-	-	-	-	1,389,129	-	-	-	1,389,129
Net loss for the period	-	-	-	-	-	-	(6,189,154)	-	(6,189,154)
Balance, March 31, 2018	1	-	1,664,002	1,664	56,195,541	-	(35,776,340)	42,149	20,463,014
Share compensation expense	-	-	-	-	1,226,374	-	-	-	1,226,374
Conversion of convertible notes (Note 8)	-	-	263,639	264	2,470,358	-	-	-	2,470,622
Conversion of convertible notes (Note 8)			683,395	683	4,732,170				4,732,853
Stock option and warrant reclassification (Notes 11 & 12)	-	-	-	-	1,173,534	-	-	-	1,173,534
Anti-dilution Feature allocation on conversion (Note 8)	-	-	-	-	1,766,495	-	-	-	1,766,495
Warrant down round feature	-	-	-	-	6,284	-	(6,284)	-	-
	-		-	-	-	-	(7,127,966)	-	(7,127,966)
Net loss for the period Adjustment due to 1:150 share consolidation round-up	-	-	502	-	-	-	-	-	-
Balance, December 31, 2018	1	-	2,611,538	2,611	67,570,756	-	(42,910,590)	42,149	24,704,926

The Financial Statements have been adjusted to retroactively reflect the 150-to-1 reverse stock split effected on October 29, 2018, as discussed in Note 2(a).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Bionik Laboratories Corp.

Condensed Consolidated Interim Statements of Cash Flows

For the nine month periods ended December 31, 2018 and 2017 (unaudited)

(Amounts expressed in U.S. Dollars)

	Nine months ended	Nine months ended
	December 31, 2018	December 31, 2017
	$	$
Operating activities
Net loss for the period	(7,127,966)	(8,436,636)
Adjustment for items not affecting cash
Depreciation	50,190	69,606
Amortization	209,682	246,920
Interest expense	129,933	640,168
Share based compensation expense	1,226,374	1,284,257
Shares issued for services	-	60,000
Accretion expense	2,421,060	290,375
Fair value adjustment	(337,923)	-
Gain on mark to market revaluation	(2,048,697)	-
Allowance for doubtful accounts	6,001	(16,349)
	(5,471,346)	(5,861,659)
Changes in non-cash working capital items
Accounts receivable	(1,314,380)	93,680
Prepaid expenses and other receivables	(1,398,301)	83,003
Due from related parties	908	(643)
Inventories	(98,163)	(74,165)
Accounts payable	669,779	10,104
Accrued liabilities	(429,935)	639,568
Customer advances	(800)	(120,762)
Deferred revenue	162,473	15,177
Net cash (used in) operating activities	(7,879,765)	(5,215,697)
Investing activities
Acquisition of equipment	(26,071)	(17,182)
Net cash (used in) investing activities	(26,071)	(17,182)
Financing activities
Proceeds from convertible loans	7,826,633	4,699,975
Proceeds on exercise of warrants	-	1,125,038
Repayment of promissory notes principal	-	(200,000)
Repayment of promissory notes interest	-	(49,505)
Repayment of demand notes principal	(50,000)	(208,359)
Repayment of demand notes interest	(2,975)	(79,259)
Proceeds from short term loan	-	400,000
Net cash provided by financing activities	7,773,658	5,687,890
Net decrease in cash and cash equivalents for the period	(132,178)	455,011
Cash and cash equivalents, beginning of period	507,311	543,650
Cash and cash equivalents, end of period	375,133	998,661

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

BIONIK LABORATORIES CORP.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine month periods ended December 31, 2018 and 2017

(Amounts expressed in U.S. Dollars) (unaudited)

1.	NATURE OF OPERATIONS

The Company and its Operations

Bionik Laboratories Corp. (the “Company” or “Bionik”) was incorporated on January 8, 2010 in the State of Colorado as Strategic Dental Management Corp. On July 16, 2013, the Company changed its name to Drywave Technologies Inc. and its state of incorporation from Colorado to Delaware. Effective February 13, 2015, the Company changed its name to Bionik Laboratories Corp. and reduced the authorized number of shares of common stock from 200,000,000 to 150,000,000. Concurrently, the Company implemented a 1-for-0.831105 reverse stock split of the common stock, which had previously been approved on September 24, 2014.

On February 26, 2015, the Company entered into a Share Exchange Agreement and related transactions whereby it acquired Bionik Laboratories Inc., a Canadian Corporation (“Bionik Canada”), and Bionik Canada issued 333,334 Exchangeable Shares, representing a 3.14 exchange ratio, for 100% of the then outstanding common shares of Bionik Canada (the “Merger”). The Exchangeable Shares are exchangeable at the option of the holder, each into one share of the common stock of the Company. In addition, the Company issued one share of its Special Voting Preferred Stock (Note 10).

On April 21, 2016, the Company acquired all of the outstanding shares and, accordingly, all assets and liabilities of Interactive Motion Technologies, Inc. (“IMT”), a Boston, Massachusetts-based global pioneer and leader in providing effective robotic products for neurorehabilitation, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated March 1, 2016, with IMT, Hermano Igo Krebs, and Bionik Mergerco Inc., a Massachusetts corporation and the Company’s wholly owned subsidiary (Bionik Mergeco). The merger agreement provided for the merger of Bionik Mergerco with and into IMT, with IMT surviving the merger as the Company’s wholly owned subsidiary which was renamed Bionik, Inc. In return for acquiring IMT, IMT shareholders received an aggregate of 157,667 shares of the Company’s common stock.

References to the Company refer to the Company and its wholly owned subsidiaries, Bionik Inc., Bionik Acquisition Inc. and Bionik Canada.

On November 6, 2017, the Company approved the authorization of a common share capital increase to 250,000,000 from 150,000,000 and on June 12, 2018, the Company approved the authorization of a common share capital increase to 500,000,000 from 250,000,000.

The Company is a global pioneering robotics company focused on providing rehabilitation solutions to individuals with neurological disorders, specializing in designing, developing and commercializing cost-effective physical rehabilitation technologies, prosthetics, and assisted robotic products. The Company strives to innovate and build devices that can rehabilitate and improve an individual’s health, comfort, accessibility and quality of life through the use of advanced algorithms and sensing technologies that anticipate a user’s every move.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplates continuation of the Company as a going concern, which assumes the realization of assets and satisfaction of liabilities and commitments in the normal course of business.

The Company’s principal offices are located at 483 Bay Street, N105, Toronto, Ontario, Canada M5G 2C9 and its U.S. address is 80 Coolidge Hill Road, Watertown, MA. USA 02472.

Going Concern

As at December 31, 2018, the Company had a working capital deficit of ($2,236,228) (March 31, 2018 – ($6,711,941)) and an accumulated deficit of ($42,910,590) (March 31, 2018 – ($35,776,340)), and the Company incurred a net loss and comprehensive loss of ($2,384,163) for the three month period ended December 31, 2018 (December 31, 2017 – ($2,580,759)) and ($7,127,966) for the nine month period ended December 31, 2018 (December 31, 2017 – ($8,436,636)).

There is no certainty that the Company will be successful in generating sufficient cash flow from operations or achieving and maintaining profitable operations in the future to enable it to meet its obligations as they come due, however the Company believes it has the support of its major shareholders, who have previously provided convertible loans to meet the Company’s cash flow needs and to continue as a going concern. The Company hopes to raise sufficient cash in the next three months to meet the Company’s anticipated cash requirements for the 12 months thereafter. Sales of additional equity or equity-linked securities by the Company would result in the dilution of the interests of existing stockholders. There can be no assurance that financing will be available when required. In the event that the necessary additional financing is not obtained, the Company would reduce its discretionary overhead costs substantially or otherwise curtail operations.

5

BIONIK LABORATORIES CORP.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine month periods ended December 31, 2018 and 2017

(Amounts expressed in U.S. Dollars) (unaudited)

1.	NATURE OF OPERATIONS (continued)

The Company expects the forgoing, or combination thereof, to meet the Company’s anticipated cash requirements for the next 12 months; however, if these conditions are not achieved, this will raise significant doubt about the Company’s ability to continue as a going concern. The accompanying consolidated interim financial statements do not include any adjustments to reflect the possible effects of recoverability and reclassification of assets or amounts and classifications of liabilities that may result from the outcome of this uncertainty.

All adjustments, consisting only of normal recurring items, considered necessary for fair presentation have been included in these condensed consolidated interim financial statements.

2.	CHANGE IN ACCOUNTING POLICY

a)	Basis of presentation

On or about August 7, 2018, holders of the common stock and exchangeable shares of the Company approved, through a majority shareholder vote, an amendment to the Company’s Amended and Restated Certificate of Incorporation authorizing the Board of Directors to effect a reverse stock split of the Company’s common stock and exchangeable shares at a ratio up to one-for-one hundred and fifty (1:150).

On October 29, 2018, the Company completed a reverse stock split and thereafter Bionik’s common stock began trading on the OTCQB market on a one-for-one hundred and fifty (1:150) split-adjusted basis. As a result of the reverse stock split, every 150 shares of the Company’s then-existing common stock was converted into one share of the Company’s common stock. No fractional shares were issued in connection with the reverse stock split. All fractional shares created by the reverse split were rounded up to the next whole share. The reverse stock split automatically and proportionately adjusted, based on the one-for-one hundred fifty split ratio, all issued and outstanding shares of the Company’s common stock, as well as exchangeable shares and common stock underlying stock options, warrants and other derivative securities outstanding at the time of the effectiveness of the reverse stock split. The exercise price on outstanding equity based grants was proportionately increased, while the number of shares available under the Company’s equity-based plans was also proportionately reduced. The reverse stock split has no impact on the par value per share of Bionik’s common stock, which remains at $0.001. All current and prior period amounts related to share, share prices and earnings per share, warrant and options presented in the Company’s consolidated financial statements contained in this Quarterly report on Form 10-Q and the accompanying notes have been restated to give retrospective presentation for the reverse split.

b)	Change in accounting policy

The FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260) Distinguishing Liabilities From Equity (Topic 480) Derivatives and Hedging (Topic 815): Accounting for Certain Financial Instruments With Down Round Features II Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests With a Scope Exception, allows a financial instrument with a down-round feature to no longer automatically be classified as a liability solely based on the existence of the down-round provision. The update also means the instrument would not have to be accounted for as a derivative and be subject to an updated fair value measurement each reporting period.

On consideration of the above factors, the Company elected to early adopt ASU 2017-11 on July 1, 2017. The ASU is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other organizations, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020.

The early adoption allows the Company to reduce the cost and complexity of updating the fair value measurement each reporting period and eliminate the unnecessary volatility in reported earnings created by the revaluation when the Company’s shares’ value changes.

The Company presented the change in accounting policy through the retrospective application of the new accounting principle to all prior periods, as described in ASU No. 250-10-45-5, Accounting Changes and Error Corrections.

6

BIONIK LABORATORIES CORP.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine month periods ended December 31, 2018 and 2017

(Amounts expressed in U.S. Dollars) (unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

Unaudited Condensed Consolidated Interim Financial Statements

These unaudited condensed consolidated interim financial statements have been prepared on the same basis as the annual audited financial statements of the Company and should be read in conjunction with those annual audited financial statements filed on Form 10-K for the year ended March 31, 2018. In the opinion of management, these unaudited condensed consolidated interim financial statements reflect adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

This is the third set of the Company’s unaudited condensed consolidated interim financial statements where ASU-2014-09 “Revenue from Contracts with Customers (Topic 606)” has been applied. The changes in accounting policies in the Company’s unaudited condensed consolidated interim financial statements from the quarter ended December 31, 2018 from the March 31, 2018 audited financial statements are described below.

Newly Adopted and Recently Issued Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying condensed consolidated interim financial statements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The updated standard will replace most existing revenue recognition guidance in U.S. GAAP. The new standard introduces a five-step process to be followed in determining the amount and timing of revenue recognition. It also provides guidance on accounting for costs incurred to obtain or fulfill contracts with customers, and establishes disclosure requirements, which are more extensive than those required under existing U.S. GAAP. The FASB has issued numerous amendments to ASU 2014-09 from August 2015 through January 2018, which provide supplemental and clarifying guidance, as well as amend the effective date of the new standard. ASU 2014-09, as amended, is effective for the Company in the interim period ended June 30, 2018. The standard permits the use of either the retrospective or modified retrospective (cumulative effect) transition method. The Company adopted the new standard using the modified retrospective transition method. The Company has adopted ASU-2014-01 for the fiscal year ending March 31, 2019 and it did not have material effect on the consolidated financial position and the consolidated results of operations.

As a result of the adoption of ASU-2014-09, the Company’s accounting policies have been updated. See “Revenue Recognition” below for these changes in accounting policies, as well as new disclosure requirements. The changes in accounting policies will also be reflected in the Company’s audited consolidated financial statements for the year ending March 31, 2019.

In November 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes,” which require that deferred tax liabilities and assets be classified on our Consolidated Balance Sheets as noncurrent based on an analysis of each taxpaying component within a jurisdiction. ASU No. 2015- 17 is effective for the fiscal year commencing after December 15, 2017. The Company has adopted ASU-2015-17 for the fiscal year ending March 31, 2019 and it did not have material effect on the consolidated financial position and the consolidated results of operations.

In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The updates make several modifications to Subtopic 825-10, including the elimination of the available-for-sale classification of equity investments, and it requires equity investments with readily determinable fair values to be measured at fair value with changes in fair value recognized in operations. The update is effective for fiscal years beginning after December 15, 2017. The Company has adopted ASU-2016-01 for the fiscal year ending March 31, 2019 and it did not have material effect on the consolidated financial position and the consolidated results of operations.

In February 2016, the FASB issued ASU 2016-02, “Leases.” This update requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will also require additional disclosure about the amount, timing and uncertainty of cash flows arising from leases. The provisions of this update are effective for annual and interim periods beginning after December 15, 2018. The Company is still assessing the impact that the adoption of ASU 2016-02 will have on the consolidated financial position and the consolidated results of operations.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This ASU provides eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for the fiscal year commencing after December 15, 2017. The Company has adopted ASU-2016-15 for the fiscal year ending March 31, 2019 and it did not have material effect on the consolidated financial position and the consolidated results of operations.

In January 2017, the FAS issued ASU 2017-01, “Business Combinations: Clarifying the definition of a Business” which amends the current definition of a business. Under ASU 2017-01, to be considered a business, an acquisition would have to include an input and a substantive process that together significantly contributes to the ability to create outputs. ASU 2017-01 further states that when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business. The new guidance also narrows the definition of the term “outputs” to be consistent with how it is described in Topic 606, Revenue from Contracts with Customers.

7

BIONIK LABORATORIES CORP.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine month periods ended December 31, 2018 and 2017

(Amounts expressed in U.S. Dollars) (unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The changes to the definition of a business will likely result in more acquisitions being accounted for as asset acquisitions. ASU 2017-01 is effective for acquisitions commencing on or after June 30, 2019, with early adoption permitted. Adoption of this guidance will be applied prospectively on or after the effective date.

In January 2017, the FASB issued ASU 2017-04, “Intangibles – Goodwill and Other” ASU 2017-04 simplifies the accounting for goodwill impairment by eliminating Step 2 of the current goodwill impairment test, which required a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which the reporting unit’s carrying value exceeds its fair value, limited to the carrying value of the goodwill. ASU 2017-04 is effective for financial statements issued for fiscal years, and interim periods beginning after December 15, 2019.

In May 2017, the FASB issued ASU 2017-09, “Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting (ASU 2107-9).” The FASB issued the update to provide clarity and reduce the cost and complexity when applying guidance in Topic 718. The amendments in this update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modifications accounting in Topic 718. ASU 2017-09 is effective for the Company in the interim period ended June 30, 2018. The Company adopted ASU-2017-09 during the quarter ended June 30, 2018 and it did not have material effect on the consolidated financial position and the consolidated results of operations.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is recorded at standard cost, on the first-in, first-out basis. Work-in- progress and finished goods consist of materials, labor and allocated overhead.

Revenue Recognition

The Company has adopted ASU-2014-09 with an initial application date of April 1, 2018. The updated accounting policies and the impact on the unaudited condensed consolidated interim financial statements and additional disclosures are detailed as follows:

The Company determines revenue recognition through the following steps: a) identification of the contract with a customer; b) identification of the performance obligation in the contract; c) determination of the transaction price; d) allocation of the transaction price for the performance obligations in the contract; and e) recognition of revenue when the Company satisfies a performance obligation. Revenue is recognized when control of a product is transferred to a customer. Revenue is measured based on the consideration specified in a contract with a customer, net of returns and discounts. Accruals for sales returns are calculated based on the best estimate of the amount of product that will ultimately be returned by customers, reflecting historical experience and the magnitude of non-conforming inventory claims made by the customers that have either been approved or are pending review.

Contract liabilities are recorded when cash payments are received or due in advance of the Company’s performance.

In the comparative period, revenue was measured at the fair value of the consideration received or receivable, net of returns and discounts and was recognized when the risks and rewards of ownership has transferred to the customer. No revenue was recognized if there was significant uncertainties regarding recovery of the consideration due, the costs incurred or to be incurred could not be measured reliably, or there was continuing management involvement with the goods.

Impact on the unaudited condensed consolidated interim financial statements

ASU-2014-09 had no impact on the Company’s unaudited condensed consolidated interim statement of loss and comprehensive loss for the three and nine month periods ended December 31, 2018.

Warranty Reserve and Deferred Warranty Revenue

The Company provides a one-year warranty as part of its normal sales offering. When products are sold, the Company provides warranty reserves, which, based on the historical experience of the Company are sufficient to cover warranty claims. Accrued warranty reserves are included in accrued liabilities on the balance sheet and amounted to $100,338 and $64,957 at December 31, 2018 and March 31, 2018, respectively. The Company also sells extended warranties for additional periods beyond the standard warranty. Extended warranty revenue is deferred and recognized as revenue over the extended warranty period. The Company recognized $20,303 and $35,618 of expense related to the change in warranty reserves and warranty costs incurred and recorded as an expense in cost of goods sold during the three and nine month period ended December 31, 2018 (December 31, 2017 – $Nil and $Nil).

8

BIONIK LABORATORIES CORP.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine month periods ended December 31, 2018 and 2017

(Amounts expressed in U.S. Dollars) (unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation

The functional currency of the Company and its wholly owned subsidiaries is the U.S. dollar. Transactions denominated in a currency other than the functional currency are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences are recognized in profit or loss. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The estimates are based on management’s best knowledge of current events and actions of the Company it may undertake in the future. Significant areas requiring the use of estimates relate to the valuation of inventory, revenue recognition, the useful life of equipment and intangible assets, impairment of goodwill and intangible assets. Actual results could differ from these estimates.

Fair Value of Financial Instruments

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Included in the ASC Topic 820 framework is a three level valuation inputs hierarchy with Level 1 being inputs and transactions that can be effectively fully observed by market participants spanning to Level 3 where estimates are unobservable by market participants outside of the Company and must be estimated using assumptions developed by the Company. The Company discloses the lowest level input significant to each category of asset or liability valued within the scope of ASC Topic 820 and the valuation method as exchange, income or use. The Company uses inputs, which are as observable as possible, and the methods most applicable to the specific situation of each company or valued item.

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, due from related parties and demand loans approximate fair value because of the short period of time between the origination of such instruments, their expected realization and their current market rates of interest. Per ASC Topic 820 framework these are considered Level 2 inputs where inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

The Company has recognized shares to be issued, stock options and warrants, for which it did not as of March 31, 2018 have sufficient authorized share capital to issue, as a liability that is measured at fair value based on Level 1 inputs, for the component related to shares to be issued, and Level 3 inputs for the measurement of the stock options and warrants using a valuation model, as disclosed in Notes 11 & 12. This was reversed in the quarter ended June 30, 2018, when the Company’s authorized capital was increased from 250,000,000 to 500,000,000 and gain on mark to market valuation of $2,048,697 was recognized.

The Company’s policy is to recognize transfers into and out of Level 3 as of the date of the event or change in the circumstances that caused the transfer. There were no such transfers during the quarter ended December 31, 2018.

4.	TECHNOLOGY AND OTHER ASSETS

The schedule below reflects the intangible assets acquired in the IMT acquisition on April 21, 2016 and the asset amortization period and expense for the nine month period ended December 31, 2018 and the year ended March 31, 2018:

			Expense March	Value at March	Expense Dec.	Value at Dec..
Intangible	Amortization	Value acquired	31, 2018	31, 2018	31, 2018	31, 2018
assets acquired	period (years)	$	$	$	$	$
Patents and exclusive License Agreement	9.74	1,306,031	134,126	1,045,530	100,567	944,963
Trademark	Indefinite	2,505,907	-	2,505,907	-	2,505,907
Customer relationships	10	1,431,680	143,206	1,153,543	107,376	1,046,167
Non-compete agreement	2	61,366	30,709	1,739	1,739	-
Assembled Workforce	1	275,720	15,864	-	-	-
		5,580,704	323,905	4,706,719	209,682	4,497,037

Amortization for the nine months ended December 31, 2018 was $209,682 (December 31, 2017 - $246,920).

Amortization for three months ended December 31, 2018 was $69,314 (December 31, 2017 - $76,985).

9

BIONIK LABORATORIES CORP.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine month periods ended December 31, 2018 and 2017

(Amounts expressed in U.S. Dollars) (unaudited)

5.	PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31, 2018	March 31, 2018
	$	$
Prepaid materials (i)	1,526,304	86,957
Prepaid expenses	202,962	301,104
Prepaid insurance	74,828	36,497
Sales taxes receivable (ii)	27,862	9,097
	1,831,956	433,655

(i) Prepaid materials represent material deposits paid to our outsource manufacturing partner and other vendors for the production of our InMotion clinic line units.

(ii) Sales tax receivable represents net harmonized sales taxes (HST) input tax credits receivable from the Government of Canada.

6.	INVENTORIES

	December 31, 2018	March 31, 2018
	$	$
Raw materials	28,662	237,443
Finished goods	306,944	-
	335,606	237,443

During the three and nine month periods ended December 31, 2018, the Company expensed $392,190 and $986,362, respectively, from inventory as cost of goods sold (December 31, 2017 – $47,594 and $77,705).

During the three and nine month period ended December 31, 2018, the Company wrote down and expensed $47,772 and $62,589 of obsolete inventory (December 31, 2017 – $Nil and $Nil).

7.	EQUIPMENT

Equipment consisted of the following as at December 31, 2018 and March 31, 2018:

	December 31, 2018			March 31, 2018
		Accumulated			Accumulated
	Cost	Depreciation	Net	Cost	Depreciation	Net
	$	$	$	$	$	$
Computers and electronics	282,576	237,882	44,694	256,505	223,750	32,755
Furniture and fixtures	36,795	29,278	7,517	36,795	28,051	8,744
Demonstration equipment	200,186	135,590	64,596	200,186	105,441	94,745
Manufacturing equipment	88,742	86,100	2,642	88,742	85,668	3,074
Tools and parts	11,422	6,539	4,883	11,422	5,741	5,681
Assets under capital lease	23,019	11,509	11,510	23,019	8,057	14,962
	642,740	506,898	135,842	616,669	456,708	159,961

Equipment is recorded at cost less accumulated depreciation. Depreciation expense during the three and nine month periods ended December 31, 2018 was $15,969 and $50,190, respectively (December 31, 2017 – $21,234 and $69,606).

10

BIONIK LABORATORIES CORP.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine month periods ended December 31, 2018 and 2017

(Amounts expressed in U.S. Dollars) (unaudited)

8.	NOTES PAYABLE

Demand Notes payable

The Company had outstanding notes payable (“Notes”) of $Nil at December 31, 2018 ($51,479 – March 31, 2018) which was acquired when the Company bought IMT on April 21, 2016. The Notes and interest were repaid during the fiscal quarter ended June 30, 2018.

Balance, March 31, 2018	$51,479
Accrued interest	1,496
Repayment	(52,975)
Balance, December 31, 2018	$-

Interest expense incurred on the Notes totaled $1,496 for the three and nine month periods ended December 31, 2018 (December 31, 2017 – $2,309 and $7,018), which was included in accrued liabilities until it was paid off.

Convertible Loans Payable

(a)            On each of April 1, 2018 and July 20, 2018, the Company received loans totaling $4,708,306 (collectively, the “July 20, 2018 loans” which is inclusive of $31,673 that was capitalized interest) which carry an interest rate of 1% per month and of which $2,297,928 came from related parties. $4,732,853 of the loans and accrued and unpaid interest thereon were converted as of July 20, 2018 at a 10% discount to the 30 day volume weighted average price (“VWAP”) of the Company’s stock price.

In the event the Company consummates a firm commitment or underwritten offering of its common stock by March 27, 2019, and the price per share thereof (the “Offering Price”) is less than the original conversion price on July 20, 2018, then in such event the Company shall issue to all convertible loan holder at July 20, 2018, at no further cost, additional shares of common stock equal to the number of conversion shares the shareholders that they would have received upon conversion if the conversion price equaled the Offering Price, less the number of shares of conversion shares actually issued on July 20, 2018.

The tables below reflect the fair value and anti-dilution features of the convertible loans, which resulted in accretion expense related to the July 20, 2018 loans for the three and six months ended September 30, 2018 of $1,970,167 and $2,104,418, respectively, and a fair value adjustment of $382,010 and $337,923, respectively, being expensed for the three and six month periods ended September 30, 2018.

		At issuance			At July 20, 2018
		Conversion feature fair value
	Principal	Beneficial conversion	Anti-dilution	Fair value of debt	Accretion expense	Interest	Ending balance
Convertible promissory note	$4,708,306	$406,744	$1,697,674	$2,603,888	$2,104,418	$24,547	$4,732,853

	Beneficial conversion	Anti-dilution	Total
Conversion feature fair value
At Issuance	$406,744	$1,697,674	$2,104,418
Fair value adjustment	$(406,744)	$68,821	$(337,923)
Balance allocated to equity on conversion	$-	$(1,766,495)	$(1,766,495)
Ending balance at June 30, 2018	$-	$-	$-

11

BIONIK LABORATORIES CORP.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine month periods ended December 31, 2018 and 2017

(Amounts expressed in U.S. Dollars) (unaudited)

8.	NOTES PAYABLE (continued)

(b)            During the period between October 1, 2018 and December 31, 2018, the Company received $3,150,000 in new convertible loans (“New Loans”) subsequent to the loans converted July 20, 2018, which carry an interest rate of 1% per month and of which $300,000 came from related parties. The loans and interest are convertible at a 20% discount on the earlier of (i) March 28, 2019 and (ii) the consummation of an equity or equity-linked round of financing of the Company with gross proceeds of no less than $2,000,000.

The schedules below reflect the balance of the New Loans, which resulted in accretion expense of $316,642 being expensed for the three months ended December 31, 2018.

	At issuance	At December 31, 2018
	Principal	Accretion expense	Interest	Loan Balance
Convertible promissory note	$3,150,000	$316,642	$72,217	$3,538,859

(c)            During the nine month period ended December 31, 2018, the Company received loans totaling $7,858,306 (which is inclusive of $31,673 that was capitalized interest) which carry an interest rate of 1% per month and of which $2,597,928 came from related parties. An accretion expense of $316,642 and $2,421,060, respectively, and a fair value adjustment of $Nil and $337,923, respectively, was expensed for the three and nine month periods ended December 31, 2018 (December 31, 2017 - $216,302 and $290,375 accretion for the three and nine month periods and $Nil and $Nil fair value adjustment).

9.	RELATED PARTY TRANSACTIONS AND BALANCES

a)	Due from related parties

As at December 31, 2018, there was an outstanding loan to the Chief Technology Officer of the Company for $17,989 (March 31, 2018 – $18,897). The loan has an interest rate of 1% based on the Canada Revenue Agency’s prescribed rate for such advances and is denominated in Canadian dollars. During the three and nine month period ended December 31, 2018, the Company accrued interest receivable in the amount of $43 and $130 (December 31, 2017 – $47 and ($658)) and the remaining fluctuation in the balance from the prior year is due to changes in foreign exchange.

b)	Accounts payable and accrued liabilities

As at December 31, 2018, $1,957 (March 31, 2018 – $208,567) was owing to the CEO of the Company; $9,496 (March 31, 2018 –$135,039) was owing to the Chief Technology Officer; and $1,588 (March 31, 2018 – $116,624) was owing to the Chief Financial Officer, all related to business expenses. Balances owing are included in accounts payable or accrued liabilities.

12

BIONIK LABORATORIES CORP.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine month periods ended December 31, 2018 and 2017

(Amounts expressed in U.S. Dollars) (unaudited)

10.	SHARE CAPITAL

	December 31, 2018		March 31, 2018
	Number of		Number of
	shares	$	shares	$
Exchangeable Shares:
Balance beginning of year	295,146	295	319,396	319
Converted into common shares (a)	(21,572)	(22)	(24,250)	(24)
Balance at the end of period	273,574	273	295,146	295
Common Shares
Balance at beginning of the period	1,368,856	1,369	325,901	326
Shares issued to exchangeable shares	21,572	22	24,250	24
Shares issued on conversion of loans (b)	947,034	947	985,370	985
Warrants exercised	-	-	33,335	34
Adjustment due to 1:150 share consolidation round-up	502	-	-	-
Balance at end of the period	2,337,964	2,338	1,368,856	1,369
TOTAL SHARES	2,611,538	2,611	1,664,002	1,664

a.	During the nine month period ended December 31, 2018, 21,572 exchangeable shares were exchanged on a 1 for 1 basis in accordance with their terms. (March 31, 2018 – 24,250)
b.	During the nine month period ended December 31, 2018, 947,034 shares of common stock were issued. Of this amount 263,639 shares of common stock were issued once the Company increased its authorized shares of common stock from 250,000,000 to 500,000,000. These shares relate to convertible loans and interest that converted on March 31, 2018 and were recorded as a liability on March 31, 2018 until the shares were issued on June 12, 2018. The liability was reclassified at June 12, 2018 into equity by recording the original value of $2,470,622 of the shares to be issued, as well as the fair value of options and warrants at June 12, 2018 net of fair value of options issued in the period ended June 12, 2018 of $1,173,534, which was charged to equity and a $2,048,697 gain on the fair value reevaluation was recognized as other income in the Statement of Operations and Comprehensive Loss. The Company converted $4,732,853 of convertible loans and interest into 683,395 common shares on July 20, 2018 in accordance with their terms.

c.	On October 29, 2018 the Company completed the consolidation on a one-for-one to one hundred and fifty (1:150) reverse consolidation.

Special Voting Preferred Share

In connection with the Merger (Note 1), on February 26, 2015, the Company entered into a voting and exchange trust agreement (the “Trust Agreement”). Pursuant to the Trust Agreement, the Company issued one share of the Special Voting Preferred Stock, par value $0.001 per share, of the Company (the Special Voting Preferred Share”) to the Trustee, and the parties created a trust for the Trustee to hold the Special Voting Preferred Share for the benefit of the holders of the Exchangeable Shares (the “Beneficiaries”). Pursuant to the Trust Agreement, the Beneficiaries have voting rights in the Company equivalent to what they would have had, had they received shares of common stock in the same amount as the Exchangeable Shares held by the Beneficiaries.

In connection with the Merger and the Trust Agreement, effective February 20, 2015, the Company filed a certificate of designation of the Special Voting Preferred Share (the “Special Voting Certificate of Designation”) with the Delaware Secretary of State. Pursuant to the Special Voting Certificate of Designation, one share of the Company’s blank check preferred stock was designated as the Special Voting Preferred Share. The Special Voting Preferred Share entitles the Trustee to exercise the number of votes equal to the number of Exchangeable Shares outstanding on a one-for-one basis during the term of the Trust Agreement.

The Special Voting Preferred Share is not entitled to receive any dividends or to receive any assets of the Company upon liquidation and is not convertible into common shares of the Company.

The voting rights of the Special Voting Preferred Share will terminate pursuant to and in accordance with the Trust Agreement. The Special Voting Preferred Share will be automatically cancelled at such time as no Exchangeable Shares are held by a Beneficiary.

13

BIONIK LABORATORIES CORP.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine month periods ended December 31, 2018 and 2017

(Amounts expressed in U.S. Dollars) (unaudited)

11.	STOCK OPTIONS

The purpose of the Company’s equity incentive plan, is to attract, retain and motivate persons of training, experience and leadership to the Company, including their directors, officers and employees, and to advance the interests of the Company by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company.

Options or other securities may be granted in respect of authorized and unissued shares, provided that the aggregate number of shares reserved for issuance upon the exercise of all options or other securities granted under the Plan shall not exceed 15% of the shares of common stock and Exchangeable Shares issued and outstanding (determined as of January 1 of each year). Optioned shares in respect of which options are not exercised shall be available for subsequent options.

On November 24, 2015, the Company granted 4,334 options granted to employees at an exercise price of $183.00 per share that vest over three years at the anniversary date. The grant date fair value of the options was $694,384. During the year ended March 31, 2016, 1,667 options were cancelled and during the three and nine month period ended December 31, 2018, $21,366 and $92,585 (December 31, 2017 –$35,609 and $106,828) in stock compensation expense was recognized. As of December 31, 2018 these options are fully expensed.

On December 14, 2015, the Company granted 16,634 options to employees, directors and consultants at an exercise price of $150 per share that vest over three years at the anniversary date. The grant date fair value of the options was $1,260,437. During the years ended March 31, 2016, 2017 and 2018 and for the nine month period ended December 31, 2018, 167 options, 267 options, 2,912 options and 1000 options, respectively, were cancelled and for the three and nine month period ended December 31, 2018, $27,495 and $105,121 (December 31, 2017 –$45,396 and $450,690) of stock compensation expense was recognized. Ad at December 31, 2018, these options are full expensed.

On April 21, 2016, the Company granted 20,000 stock options to employees of Bionik, Inc., the Company’s wholly-owned subsidiary (formerly IMT) in exchange for 3,895,000 options that existed before the Company purchased IMT of which 6,667 have an exercise price of $37.50 per share, 6,667 have an exercise price of $142.50 per share and 6,666 have an exercise price of $157.50 per share. The grant date fair value of vested options was $2,582,890 and has been recorded as part of the original acquisition equation. The options are fully expensed.

On April 26, 2016, the Company granted 1,667 options to an employee with an exercise price of $150 per share that vest over three years at the anniversary date. The grant fair value was $213,750. The employee left during the quarter ended December 31, 2018 and 556 options that has not vested expired. During the three and nine months ended December 31, 2018, $15,833 and $51,458 (December 31, 2017- $17,813 and $53,438) was recognized as stock compensation expense.

On August 8, 2016, the Company granted 5,000 options to an employee with an exercise price of $150 per share that vest over three years at the anniversary date. The grant fair value was $652,068. The employee left in April 2018 and 3,334 options that had not vested were cancelled and the remaining 1,667 options expired in November 2018. During the three and nine months ended December 31, 2018, $12,075 and $48,301 (December 31, 2017 – $54,339 and $163,017) of stock compensation expense was recognized.

On February 6, 2017, the Company granted 2,667 options to an employee with an exercise price of $105.00 per share that vest over three years at the anniversary date. The grant fair value was $245,200. During the three and nine months ended December 31, 2018, $20,433 and $61,300 (December 31, 2017 – $20,433 and $61,300) of stock compensation expense was recognized.

On February 13, 2017, the Company granted 1,667 options to a consultant with an exercise price of $102.00 per share that vest over one and one-half years, every nine months. The grant fair value was $148,750. During the three and nine months ended December 31, 2018, $Nil and $92,821 (December 31, 2017 – $12,396 and $37,188) of stock compensation expense was recognized. These options are now fully vested.

On August 3, 2017, 10,000 options with an exercise price of $31.50 per share were granted to an executive officer, which vest equally over three future years. In addition, this executive officer was also granted up to 13,334 additional performance options based on meeting sales targets for the years ended March 31, 2018 and 2019. The grant value was $387,209 and $7,546 was expensed as stock compensation for the three and nine months ended December 31, 2018 (December 31, 2017 - $22,639 and $37,370). The executive left in April 2018 and all of these options were cancelled.

On September 1, 2017, the Company granted 81,436 options with an exercise price of $24.15 per share equally to an executive officer and a consultant who is now the Chairman of the Company. Of such options, 13,573 have vested at issuance and (a) with respect to the executive officer, 50% of the remaining options vest on performance goals being met and 50% vest over 5 years, and (b) with respect to the Chairman, the remaining options vest over 5 years. The grant fair value was $1,832,304 and for the three and nine months ended December 31, 2018, $57,259 and $286,297 (December 31, 2017 - $38,173 and $343,919) in stock compensation expense was recognized.

On January 24, 2018, the Company granted 24,267 options with an exercise price of $23.25 per share to employees that vest equally on January 24, 2019, 2020 and 2021. The grant fair value was $491,036. During the nine month period ended December 31, 2018, 6,667 options were cancelled and for the three and nine months ended December 31, 2018, $34,643 and $111,611 in stock compensation expense was recognized.

14

BIONIK LABORATORIES CORP.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine month periods ended December 31, 2018 and 2017

(Amounts expressed in U.S. Dollars) (unaudited)

11.	STOCK OPTIONS (Continued)

On April 20, 2018, the Company granted to an executive officer, 40,000 options with an exercise price of $9.74 per share that vest immediately with a 10-year expiry. The Options were valued using the Black-Scholes model and the following inputs were used: expected life of 10 years, expected volatility of 114% and a risk free rate of 1.59%. As these options fully vested on the grant date, $363,714 of stock based compensation was recognized during the nine months ended December 31, 2018.

On June 11, 2018, the Company granted to a newly-hired executive officer 5,000 options with an exercise price of $6.93 per share that vest over three years from the anniversary of the grant and expire in 7 years. The Options were valued using the Black-Scholes model and the following inputs were used: expected life of 7 years, expected volatility of 114% and a risk free rate of 1.59%. The grant fair value was $30,341, and $2,528 and $5,619 of stock compensation expense was recognized in the three and nine months ended December 31, 2018, respectively.

During the three and nine months ended December 31, 2018, the Company recorded $191,634 and $1,226,374 in share-based compensation related to the vesting of stock options (December 31, 2017 – $271,001 and $1,284,257).

The following is a summary of stock options outstanding and exercisable as of December 31, 2018:

Exercise Price ($)	Number of Options	Expiry Date	Exercisable Options
34.50	630	June 20, 2021	630
34.50	13,212	July 1, 2021	13,212
34.50	944	February 17, 2022	944
183.00	2,667	November 24, 2022	2,667
150.00	12,289	December 14, 2022	12,289
142.50	359	March 28, 2023	359
157.50	1,387	March 28, 2023	1,387
150.00	1,112	April 26, 2023	1,112
105.00	2,667	February 6, 2024	889
102.00	1,667	February 13, 2024	1,667
142.50	106	March 3, 2024	106
157.50	408	March 3, 2024	408
142.50	43	March 14, 2024	43
157.50	164	March 14,2024	164
142.50	485	September 30, 2024	485
157.50	1,876	September 30, 2024	1,876
142.50	24	June 2, 2025	24
157.50	90	June 2, 2025	90
37.50	442	December 30, 2025	442
142.50	328	December 30, 2025	328
24.15	81,436	September 1, 2027	27,146
23.25	17,600	January 24, 2025	-
9.735	40,000	April 19, 2028	40,000
6.93	5,000	June 10, 2025	-
	184,936		106,268

The weighted-average remaining contractual term of the outstanding options was 7.42 (March 31, 2018 – 5.81) and for the options that are exercisable the weighted average was 7.09 (March 31, 2018 – 5.70).

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BIONIK LABORATORIES CORP.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine month periods ended December 31, 2018 and 2017

(Amounts expressed in U.S. Dollars) (unaudited)

12.	WARRANTS

The following is a continuity schedule of the Company’s common share purchase warrants:

	Weighted-Average
	Number of Warrants	Exercise Price ($)
Outstanding and exercisable, March 31, 2015	72,157	202.50
Issued	48,171	202.50
Exercised	(992)	(120.00)
Outstanding and exercisable, March 31, 2016	119,336	202.50
Exercised	(1,747)	(120.00)
Outstanding and exercisable, March 31, 2017	117,589	202.50
Exercised	(33,335)	(37.50)
Issued in connection with anti-dilution provision connected to warrant transaction	559	112.35
Issued in connection with anti-dilution provision connected to warrant transaction	6,275	194.00
Issued in connection to the warrant transaction to the broker	2,667	37.50
Issued in connection with the conversion of loans and interest into common shares	106,709	9.375
Issued in connection with the conversion of loans and interest into common shares	15,658	90.00
Issued in connection with anti-dilution provision connected to warrant transaction	136,388	73.02
Issued in connection with anti-dilution provision connected to warrant transaction	13,464	44.28
Outstanding at March 31, 2018	365,974	53.19
Issued in connection with anti-dilution provision connected to warrant transaction	67,952	55.71
Issued in connection with anti-dilution provision connected to warrant transaction	6,305	34.50
Outstanding at December 31, 2018	440,231	44.21

During the year ended March 31, 2018, the Company consummated an offer to amend and exercise its outstanding warrants, enabling the holders of the warrants to exercise such warrants for $37.50 per share. The Company received net proceeds of $1,125,038. The Company also converted loans and interest due.

Due to the anti-dilution clause in the warrant agreement for such outstanding warrants, the warrants were adjusted to reflect an additional 559 shares underlying the $120 per share warrants and an additional 6,275 shares underlying the $210.00 per share warrants. Furthermore, as a result of the anti-dilution clause, the exercise price of the warrants was adjusted from $120.00 per share to $112.35 per share and from $210.00 per share to $194.00 per share.

Due to the anti-dilution clause in the warrant agreements for such outstanding warrants, the warrants were adjusted to reflect an additional 13,464 shares underlying the $112.35 per share warrant and an additional 136,388 shares underlying the $194.00 per share warrants. Furthermore, as a result of the anti-dilution clause, the exercise price of the warrants were adjusted from $112.50 per share to $44.28 per share and from $194.00 per share to $73.02 per share, all as a result of the loan and interest conversion for shares at March 31, 2018 and June 12, 2018.

The Company measured the effects of the above two transactions, which triggered anti-dilution clause using the binomial tree model and recorded a loss of $74,086 against the deficit for the year ended March 31, 2018.

The Company issued 2,667 warrants at $37.50 per share for four years expiring June 27, 2020 to the firm who facilitated the warrant offer.

The Company issued 15,658 warrants at $90.00 per share which expire in 5 years on March 31, 2023 and 106,709 warrants at $9.375 per share which expire August 14, 2022 and March 31, 2022 in connection with the loan and interest conversion transaction.

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BIONIK LABORATORIES CORP.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine month periods ended December 31, 2018 and 2017

(Amounts expressed in U.S. Dollars) (unaudited)

12.	WARRANTS (continued)

Due to the anti-dilution clause in the warrant agreements for such outstanding warrants, the warrants were adjusted to reflect an additional 67,952 shares underlying the $73.02 per share warrants and an additional 6,305 shares underlying the $44.28 per share warrants. Furthermore, as a result of the anti-dilution clause, the exercise price of the warrants were adjusted from $73.02 per share to $55.71 per share and from $44.28 per share to $34.50 per share, all as a result of a loan and interest conversion for shares on July 20, 2018.

Common share purchase warrants

The following is a summary of common share purchase warrants as of December 31, 2018:

Exercise Price ($)	Number of Warrants	Expiry Date
90.00	15,658	March 31, 2023
55.71	136,339	February 26, 2019
55.71	28,531	March 27, 2019
55.71	7,618	March 31, 2019
55.71	59,061	April 21, 2019
55.71	27,883	May 27,2019
55.71	27,238	June 30, 2019
34.50	28,527	February 26, 2019
37.50	2,667	June 27, 2020
9.375	64,025	August 14, 2022
9.375	42,684	March 31, 2022
	440,231

The weighted-average remaining contractual term of the outstanding warrants was 1.19 (March 31, 2018 – 2.27).

The exercise price and number of underlying shares of the Company’s outstanding warrants currently priced at $55.71 and $34.50 are expected to be further adjusted pursuant to the anti-dilution provisions in the warrant agreements, as a result of any further common stock issuances, whether upon the conversion of indebtedness or otherwise.

17

BIONIK LABORATORIES CORP.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine month periods ended December 31, 2018 and 2017

(Amounts expressed in U.S. Dollars) (unaudited)

13.	COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be involved in a variety of claims, suits, investigations and proceedings arising in the ordinary course of our business, collections claims, breach of contract claims, labor and employment claims, tax and other matters. Although claims, suits, investigations and proceedings are inherently uncertain, and their results cannot be predicted with certainty, the Company believes that the resolution of current pending matters will not have a material adverse effect on its business, financial position, results of operations or cash flow. Regardless of the outcome, litigation can have an adverse impact on the Company because of legal costs, diversion of management resources and other factors.

Commitments

a.             On February 25, 2015, 1,753 common shares were issued to two former lenders connected with a $241,185 loan received and repaid during fiscal 2013. The common shares were valued at $210,323 based on the value of the concurrent private placement and recorded in stock-based compensation on the consolidated statement of operations and comprehensive loss. As part of the consideration for the initial loan, the former Chief Technology Officer and the new Chief Technology Officer had transferred 2,098 common shares to the lenders. For contributing the common shares to the lenders, the Company intends to reimburse the former Chief Technology Officer and the new Chief Technology Officer 2,134 common shares collectively. As at December 31, 2018, these shares have not yet been issued.

b.             In connection with the acquisition of IMT, the Company acquired a license agreement dated June 8, 2009, pursuant to which the Company pays the licensors an aggregate royalty of 1% of sales based on patent #8,613,691. No sales were made on the technology under this patent as it has not yet been commercialized. One of the licensors is a founder of IMT and a former officer and director of the Company.

c.             On March 6, 2018, the Company signed a distribution agreement with Curexo Inc. for South Korea and as part of this agreement, the Company is obligated to buy a rehabilitative product from Curexo Inc. for $200,000 when this product is fully developed. It is not yet developed at December 31, 2018.

d.             On May 17, 2017, the Company entered into a Co-operative Joint Venture Contract (the “JV Contract”) with Ginger Capital Investment Holding, Ltd. (the “JV Partner”) to form a China-based joint venture to commercialize the Company’s products (“China JV”) in which the Company has a 25% interest and the JV Partner has a 75% interest. The China JV entity formally was created on May 22, 2018. Under the terms of the JV Contract, the JV Partner is required to contribute $290,000 within 30 days of formation, $435,000 12 months later and $725,000 60 months after the date of formation. The Company is required to license certain intellectual property to the China JV. The Company is applying the equity method of accounting to the joint venture. As of December 31, 2018, the Company has provided certain technical information to the Chinese JV in order to obtain Chinese regulatory approvals.

14.	RISK MANAGEMENT

The Company’s cash balances are maintained in a bank in Canada and a USA bank. Deposits held in banks in Canada are insured up to $100,000 CAD per depositor for each bank by The Canada Deposit Insurance Corporation, a federal crown corporation. Actual balances at times may exceed these limits.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. The Company has minimal exposure to fluctuations in the market interest rate. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities.

Liquidity Risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations, as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due. Accounts payable and accrued liabilities are due within the current operating period.

The Company has funded its operations through the issuance of capital stock, convertible debt and loans in addition to grants and investment tax credits received from the Government of Canada.

15.	SUBSEQUENT EVENTS

(a)            Subsequent to December 31, 2018, the Company received an additional $1,500,000 from lenders under the terms of the new loans described in note 8, including $750,000 from a related party, who is a director of the Company.

(b)            Subsequent to December 31, 2018, 524,293 exchangeable shares (on a pre-consolidated basis) were converted into 3,496 common shares.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Forward-looking Statements

This Quarterly Report on Form 10-Q contains statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements”. All statements included or incorporated by reference in this Quarterly Report on Form 10-Q, other than statements of historical fact, that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward- looking statements. These statements appear in a number of places, including, but not limited to in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements represent our reasonable judgment of the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause our actual results and financial position to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts, and use words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “may,” “will”, “should,” “plan,” “project” and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following:

·	projected operating or financial results, including anticipated cash flows used in operations;

·	expectations regarding capital expenditures; and

·	our beliefs and assumptions relating to our liquidity position, including our ability to obtain additional financing.

Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors including, among others:

·	the loss of key management personnel on whom we depend;

·	our ability to operate our business efficiently, manage capital expenditures and costs (including general and administrative expenses) and obtain financing when required; and

·	our expectations with respect to our acquisition activity.

In addition, there may be other factors that could cause our actual results to be materially different from the results referenced in the forward-looking statements, some of which are included in this Quarterly Report on Form 10-Q, including in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Many of these factors will be important in determining our actual future results. Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially from those expressed or implied in any forward-looking statements. All forward- looking statements contained in this Quarterly Report on Form 10-Q are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are made, and we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of this Quarterly Report on Form 10-Q, except as otherwise required by applicable law.

This discussion and analysis should be read in conjunction with the accompanying condensed consolidated interim financial statements and related notes, and the Company’s Annual Report on Form 10-K for the year ended March 31, 2018 as filed with the Securities and Exchange Commission.

The discussion and analysis of the financial condition and results of operations are based upon the financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations.

Company Overview

Bionik Laboratories Corp. is a healthcare company focused on improving the quality of life of millions of people with neurological or mobility impairments by combining artificial intelligence and innovative robotics technology to help individuals from hospital to home to regain mobility, enhance autonomy, and regain self-esteem.

The Company uses artificial intelligence and machine learning technologies to make rehabilitation methods and processes smarter and more intuitive to deliver greater recovery for patients with neurological or mobility impairments. These technologies allow large amounts of data to be collected and processed in real-time, enabling appropriately challenging and individualized therapy during every treatment session. This is the foundation of the InMotion therapy. The Company’s rehabilitation therapy products are built on an artificial intelligence platform, measuring the position, the speed and the acceleration of the patient 200 times per second. The artificial intelligence platform is designed to adapt in real time to the patient’s needs and progress while providing quantifiable feedback of a patient’s progress and performance, in a way that the Company believes a trained clinician cannot.

Based on this foundational work, the Company has a portfolio of products focused on upper and lower extremity rehabilitation for stroke and other mobility-impaired individuals, including three InMotion robots currently in the market and two products in varying stages of development.

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The InMotion therapy uses the Company’s robots to assist patients to rewire a segment of their brains after injury, also known as neuroplasticity. The InMotion Robots - the InMotion ARM, InMotion Wrist and the InMotion ARM/HAND – are designed to provide intelligent, adaptive therapy in a manner that has been clinically shown to maximize neurorecovery. The Company is also developing a home version of the InMotion upper-body rehabilitation technology, as well as a lower-body wearable assistive product based on the Company’s existing ARKE lower body exoskeleton technology, which could allow certain mobility impaired individuals to walk better. The Company intends to launch this mobility assistance solution into the consumer market. On June 20, 2017 we entered into a joint development and manufacturing agreement with Wistron Medical Tech Holding Company of Taiwan to jointly develop a lower body assistive robotic product based on the ARKE technology for the consumer home market.

The InMotion ARM, InMotion ARM/HAND, and InMotion Wrist are robotic therapies for the upper limbs. InMotion robotic therapies have been characterized as Class II medical devices by the U.S. Food and Drug Administration, or FDA, and are listed with the FDA to market and sell in the United States. More than 250 of our clinical robotic products for stroke rehabilitation have been sold in over 15 countries, including the United States. In addition to these fully developed, clinical rehabilitation solutions, we are also developing “InMotion Home”, which is an upper extremity product that allows the patient to extend their therapy for as long as needed while rehabilitating at home. This rehabilitation solution is being developed on the same design platform as the InMotion clinical products.

We believe recent payment changes in the US marketplace proposed and finalized by the Centers for Medicare and Medicaid Services create a favorable environment for greater clinical adoption of our robotic technology. For instance, the Improving Medicare Post- Acute Care Transformation Act of 2014, or the Impact Act of 2014, began the shift toward standardizing patient assessment data for quality measures. The updated Prospective Payment System (PPS), SNF QRP (Quality Reporting Program) and SNF VBP (Value Based Purchasing) programs have further shifted reimbursement toward the needs of the patient and away from volume of services provided in the skilled nursing setting. Other programs have caused a similar shift in the Inpatient Rehabilitation Facility setting, as well. We expect that in the next 12-18 months, further incentives toward quality based care will be implemented, resulting in providers being publicly ranked, as well as financially rewarded, for quality reporting and better outcomes.

We have a growing body of clinical data for our products. More than 1,500 patients participated in trials using our InMotion robots, the results of which have been published in peer-reviewed medical journals (including the New England Journal of Medicine, Nature and Stroke). Of note, our InMotion robots are being used in an ongoing, multicenter randomized controlled phase III interventional trial, funded by the National Institute for Health Research Health Technology Assessment Program in the United Kingdom. The study includes the enrollment of 720 stroke patients in a multi-center, randomized controlled research trial to evaluate the clinical and cost effectiveness of robot-assisted training in post-stroke care was completed in 2018 with results to be published in 2019.

In addition to our proprietary in-house products, we have the exclusive right to market and sell the Morning Walk lower body rehabilitation technology owned by Curexo Inc., a South Korean company, within the United States. The Morning Walk is a gait assistance product for rehabilitation. We plan to develop other biomechatronic solutions, including consumer-level medical assistive and rehabilitative products, through internal research and development. We may in the future further augment our product portfolio through technology acquisition opportunities should they come available and if we are sufficiently capitalized to undertake these investments.

We have worked with industry leaders in manufacturing and design and have also expanded our development team through partnerships with researchers and academia. Most recently, on May 17, 2017, we entered into a Co-operative Joint Venture Contract with Ginger Capital Investment Holding Ltd., pursuant to which the Company has a 25% interest and Ginger Capital has a 75% interest. As of the date of this prospectus, Ginger Capital is obligated to contribute $290,000 to the joint venture and is required to contribute an additional $435,000 by May 22, 2019 and $725,000 by May 22, 2023. Three InMotion robots have been delivered by us to the joint venture, which will be used for product demonstration and for quality assessment by Chinese authorities.

We have also entered into an agreement with Cogmedix Inc., a wholly owned subsidiary of Coghlin Companies, a medical device development and manufacturing company located in Worchester, MA, for the production of our InMotion robots. The initial agreement is for turnkey, compliant manufacturing with the capability of scaling faster production to meet increased volume as the Company grows. In addition, our Massachusetts-based manufacturing facility is compliant with ISO-13485 and FDA regulations.

We currently hold an intellectual property portfolio that includes 4 U.S. patents and one U.S. pending patent, all five of which are pending internationally, as well as other patents under development. We may file provisional patents from time to time, which may expire if we do not pursue full patents within 12 months of the filing date. The provisional patents may not be filed as full patents and new provisional patents may be filed as the technology evolves or changes. Additionally, we hold exclusive licenses to three additional patents of which one is currently being used for the InMotion Wrist and is licensed to us from the Massachusetts Institute of Technology.

We currently sell our products directly or can introduce customers to a third party finance company to lease at a monthly fee over the term or other fee structure for our products to hospitals, clinics, distribution companies and/or buying groups that supply those rehabilitation facilities.

We introduced our new enhanced commercial version of the InMotion product line in December 2017. We sold six InMotion robots in the year ended March 31, 2017, eleven InMotion robots in the year ended March 31, 2018, and twenty-one InMotion robots in the nine month period ended December 31, 2018.

We have a history of net losses. At December 31, 2018 the Company had an accumulated deficit of ($42,910,590) (March 31, 2018 —($35,776,340)). The Company incurred a comprehensive loss of ($7,127,966) for the nine month period ended December 31, 2018 (December 31, 2017 – ($8,436,636)). The Company had revenue for the nine month period ended December 31, 2018 of $1,978,675 (December 31, 2017 – $570,327). As of December 31, 2018, the Company had a working capital deficit of $(2,236,228) (March 31, 2018 – ($6,711,941)).

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History; Recent Developments

Bionik Laboratories Corp. was incorporated on January 8, 2010 in the State of Colorado. At the time of our incorporation the name of our company was Strategic Dental Management Corp. On July 16, 2013, we changed our name from Strategic Dental Management Corp. to Drywave Technologies, Inc. and changed our state of incorporation from Colorado to Delaware. Effective February 13, 2015, we changed our name to Bionik Laboratories Corp.

Bionik Canada was incorporated on March 24, 2011 under the Canada Business Corporations Act.

On February 26, 2015, we entered into an Investment Agreement with Bionik Acquisition Inc., a company existing under the laws of Canada and our wholly owned subsidiary, and Bionik Canada whereby we acquired 100 Class 1 common shares of Bionik Canada representing 100% of the outstanding Class 1 common shares of Bionik Canada. After giving effect to this and related transactions, we commenced operations through Bionik Canada. Subsequently, on April 21, 2016, we acquired Interactive Motion Technologies, Inc., or IMT, a Boston, Massachusetts-based provider of effective robotic products for neurorehabilitation, including all of its owned and licensed products both commercialized and in development.

Between March 31, 2018 and June 2018, an aggregate of approximately $9.1 million of our outstanding indebtedness converted in accordance with their terms, as amended, into an aggregate of 1,249,008 shares of our common stock. Of the $9.1 million, $5,030,000 was provided by existing investors, which includes affiliates of the Company.

As of July 20, 2018, $4,732,853 in principal and interest represented by other outstanding promissory notes were converted in accordance with their terms into an aggregate of 683,395 shares of the Company’s common stock.

Our Board of Directors approved a convertible note financing for gross proceeds of up to $5 million in September 2018, of which an aggregate principal amount of $4.65 million has been subscribed for as of January 22, 2019. These convertible notes bear interest at a fixed rate of 1% per month. Upon the consummation of an equity or equity-linked offering of in excess of $2,000,000, the outstanding principal and accrued and unpaid interest on the convertible notes shall automatically convert into our common stock at a price per share equal to a 20% discount to the offering price of our common stock in the offering. The convertible notes are unsecured. In the event that the equity or equity-linked offering is not consummated, we will be required to repay the principal and accrued and unpaid interest on the convertible notes on March 28, 2019.

We effected a one-for-one hundred fifty reverse stock split on October 29, 2018. As a result of the reverse stock split, each one hundred fifty shares of our common stock automatically combined into and became one share of our common stock. Accordingly, as of November 13, 2018, there were 2,337,964 shares of our common stock issued and outstanding. Any fractional shares which would otherwise be due as a result of the reverse stock split were rounded up to the nearest whole share. The reverse stock split automatically and proportionately adjusted, based on the one-for-one hundred fifty reverse stock split ratio, all issued and outstanding shares of our common stock and exchangeable shares, as well as common stock underlying stock options, warrants and other derivative securities outstanding at the time of the effectiveness of the reverse stock split. The exercise price on outstanding equity based-grants was proportionately increased, while the number of shares available under our equity-based plans was also proportionately reduced. Share and per share data (except par value) for the periods presented reflect the effects of this reverse stock split. References to numbers of shares of common stock and per share data in the accompanying financial statements and notes thereto have been adjusted to reflect the reverse stock split on a retroactive basis.

On December 14, 2018, we entered into a Sale of Goods Agreement (the “Agreement”) with CHC Management Services, LLC, or Kindred, pursuant to which, among other things, Kindred agreed to purchase from us in a first phase a minimum of 21 of the Company’s InMotion ARM Interactive Therapy Systems – a minimum of one for each of Kindred’s existing and soon-to-open affiliated inpatient rehabilitation hospitals and similar facilities described in the Agreement, and in a second phase a minimum of one InMotion ARM Interactive Therapy System for each future facilities of Kindred, during the four-year minimum term of the Agreement. Kindred entered into an initial purchase order for nine units of the InMotion ARM Interactive Therapy System for shipment on or before December 31, 2018.

On January 23, 2019, we announced the commercial launch of our newest generation InMotion ARM/HAND™ robotic system for clinical rehabilitation of stroke survivors and those with mobility impairments due to neurological conditions. The improved new generation InMotion ARM/HAND was developed according to the same principals of motor learning and neuro-plasticity that were incorporated into the original InMotion ARM robotic system and utilizes artificial intelligence and data analysis to provide individualized therapy and reports that empower patients. It includes the following new features:

•	Enhanced hand-rehabilitation technology: The updated hand robot provides therapy focused on hand opening and grasping for patients ready to retrain reach and grasp functional tasks.

•	InMotion EVAL: The InMotion ARM/HAND offers the ability to assess hand movements in a precise and objective manner, allowing the clinician to better measure and quantify a patient’s progress and response to therapy.

•	Improved, comprehensive reporting: Optimized report formats provide improved documentation of patient outcomes, improved ease of use and enhanced interpretation of evaluation results, allowing clearer indications of progress over their complete rehabilitation journey, all on one screen.

Corporate Information

Our principal executive office is located at 483 Bay Street, N105, Toronto, ON, Canada M5G 2C9 and our main corporate telephone number is (416) 640-7887 x 508. Our principal US office is located at 80 Coolidge Hill Road, Watertown, MA, USA 02472. Our website is www.bioniklabs.com. Information on our website does not constitute a part of this Quarterly Report on Form 10-Q.

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Significant Accounting Policies and Estimates

The discussion and analysis of the financial condition and results of operations are based upon the condensed consolidated interim financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations.

Results of Operations

From the inception of Bionik Canada on March 24, 2011 through to December 31, 2018, we have generated a deficit of $42,910,590.

We expect to incur additional operating losses through March 31, 2019 and likely beyond, principally as a result of our continuing research and development, building the sales and marketing team, long sales cycles and general and administrative costs predominantly associated with being a public company.

Three and nine months ended December 31, 2018 compared to the three and nine months ended December 31, 2017.

Sales

Sales were $930,257 and $1,978,675 for the three and nine months ended December 31, 2018 (December 31, 2017 – $260,960 and $570,327). Sales in the nine months ended December 31, 2018 represent the sale of 21 InMotion robots, service and warranty income compared to 6 InMotion robots, service and warranty income in the nine months ended December 31, 2017.

Cost of Sales and Gross Margin

Cost of Sales was $450,304 and $1,087,450 for the three and nine months ended December 31, 2018 (December 31, 2017 – $88,357 and $177,482). The increase in 2018 compared to 2017 primarily related to the increased number of units sold in 2018 when compared to 2017.

Gross margin for the three and nine months ended December 31, 2018 was $479,953 and $891,135 or 51.6% and 45.0% compared to $172,603 and $392,845 or 66% and 69% for the three and nine months ended December 31, 2017. The decline in gross margin percentage compared to prior period was negatively impacted by higher than normal manufacturing costs as the Company transitioned its production to an outsourcing arrangement. The gross margin in the quarter ended December 31, 2018 also reflects the write-off of $47,772 of obsolete inventory. The prior year period’s higher gross margin was also related to the cost of the units only being reflected as direct material costs.

Operating Expenses

Total operating expenses for the three and nine months ended December 31, 2018 was $2,593,663 and $8,039,724, compared to $2,131,614 and $7,778,436 for the three and nine months ended December 31, 2017, as further detailed below.

Sales and marketing expenses were $515,439 and $1,485,423 for the three and nine months ended December 31, 2018 compared to $432,260 and $1,313,077 for the three and nine months ended December 31, 2017. The increase in sales and marketing expenses primarily relates to new hires in the current fiscal year as well as increased trade show presence and commissions paid for the increased sales in 2018 over 2017.

Research and development expenses were $779,283 and $2,135,075 for the three and nine months ended December 31, 2018, compared to research and development expenses of $546,350 and $1,947,659 for the three and nine months ended December 31, 2017. The increase in research and development expenses is primarily due to new hires in the current fiscal year to improve the Company’s development team.

For the three and nine months ended December 31, 2018, we incurred general and administrative expenses of $1,022,024 and $2,932,980 compared to general and administrative expenses of $783,784 and $2,916,917 for the three and nine months ended December 31, 2017. General and administrative expenses remained relatively constant from period to period due to higher public company expenses and legal and accounting costs due to fund raising efforts being offset by lower compensation and travel costs. Compensation included a one-time accrual for severance for our former CEO in 2017.

For the three and nine months ended December 31, 2018, the Company recorded $191,634 and $1,226,374 in share-based compensation expense compared to $271,001 and $1,284,257 for the three and nine months ended December 31, 2017.

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Other (Income) / Expenses

For the three and nine months ended December 31, 2018, we incurred other expenses of $1,520 and $61,652 compared to other expenses of $416,931 and $657,999 for the three and nine months ended December 31, 2017. The decrease in other expenses relates to the Company having less interest-bearing debt during the nine month period ended December 31, 2018 when compared to December 31, 2017.

Foreign exchange gain for the period ended December 31, 2018 was $47,709 and $116,715 as compared to a gain of $11,485 for the three months and a loss of $102,671 for the period ended September 30, 2017. This is mainly a result of the fluctuation in the exchange rate of the Canadian Dollar to the United States Dollar.

For the three and nine months ended December 31, 2018, we incurred $316,642 and $2,421,060 in accretion expense compared to $216,032 and $290,375 for the three and nine months ended December 31, 2017 due to the debt converted.

For the three and nine months ended December 31, 2018, the Company recognized a gain of $Nil and $337,923 in fair value adjustment connected to the convertible loans (December 31, 2017 – $Nil and $Nil).

For the period ended December 31, 2018, upon the increase of the number of our authorized shares, we recorded a gain of $2,048,697 (December 31, 2017 – $Nil) on the fair value revaluation of the shares to be issued, warrants and stock options outstanding at March 31, 2018.

Comprehensive Loss

Comprehensive loss for the three and nine months ended December 31, 2018 amounted to $(2,384,163) and $(7,127,966) resulting in a loss per share of $(0.91) and $(3.14), compared to a loss of $(2,580,759) and $(8,436,636) the three and nine months ended December 31, 2017, resulting in a loss per share of $(3.80) and $(12.74).

Liquidity and Capital Resources

We have funded operations through the issuance of capital stock, loans, grants and investment tax credits received from the Government of Canada. We raised in our 2015 private offering aggregate gross proceeds of $13,126,600 which resulted in net proceeds of $11,341,397. During fiscal years 2017 and 2018, the Company also obtained funds through additional government tax credits, incurring convertible indebtedness totaling $9,111,375 that was converted into Company common shares, a short term loan of $400,000 the Company repaid and raising $1,125,038 from its warrant solicitation. Between April 2018 and July 20, 2018, the Company incurred convertible indebtedness totaling $4,708,306, which was converted into equity at July 20, 2018. Between October 2018 and January 2019, the Company incurred further convertible indebtedness totaling $4,650,000, all of which remains outstanding.

At December 31, 2018, the Company had cash and cash equivalents of $375,133. Subsequent to December 31, 2018, existing investors loaned an additional $1.5 million to the Company, evidenced by convertible promissory notes.

Based on our current burn rate, we need to raise additional capital in the short term to fund operations and meet expected future liquidity requirements, or we will be required to curtail or terminate some or all of our product lines or our operations. We have filed a Registration Statement on Form S-1 and amendments, relating to a possible public offering of our common stock, and we believe we have the support of certain major shareholders who have provided convertible loans to meet the Company’s cash flow needs. The Company hopes to raise additional funds grossing approximately $10 million in the next three months which if successful, will enable us to continue operations based on our current burn rate, for at least the next 12 months; however, we cannot give any assurance at this time that we will successfully raise all or some of such capital or any other capital. Furthermore, we do not have an established source of funds sufficient to cover operating costs after February 2018 at this time and accordingly, there can be no assurance that the necessary debt or equity financing will be available, or will be available on terms acceptable to us, in which case we may be unable to meet our obligations or fully implement our business plan, if at all. These conditions however raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying condensed consolidated interim financial statements do not include any adjustments to reflect the possible future effects on recoverability and reclassification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Additionally, we will need additional funds to respond to business opportunities including potential acquisitions of complementary technologies, protect our intellectual property, develop new lines of business and enhance our operating infrastructure. While we may need to seek additional funding for any such purposes, we may not be able to obtain financing on acceptable terms, or at all. In addition, the terms of our financings may be dilutive to, or otherwise adversely affect, holders of our common stock. We will also seek additional funds through arrangements with collaborators or other third parties. We may not be able to negotiate any such arrangements on acceptable terms, if at all. If we are unable to obtain additional funding on a timely basis, we may be required to curtail or terminate some or all of our product lines or our operations.

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Net Cash Used in Operating Activities

During the nine months ended December 31, 2018, we used cash in operating activities of ($7,879,765) compared to ($5,215,697) for the nine months ended December 31, 2017. The increased use of cash is mainly attributable to cost of sales and inventory build-up to support revenues and settlement of accrued commitments.

Net Cash Used in Investing Activities

During the three and nine months ended December 31, 2018, net cash used in investing activities was ($26,071) related to equipment purchases. For the nine months ended December 31, 2017, net cash used in investing activities was ($17,182).

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $7,773,658 for the nine months ended December 31, 2018 compared to cash provided by financing activities of $5,687,890 for the nine months ended December 31, 2017. The increase in the nine months ended December 31, 2018 is due to receipt of additional convertible loans in 2018 over 2017.

Recently Issued Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying condensed consolidated interim financial statements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The updated standard will replace most existing revenue recognition guidance in GAAP. The new standard introduces a five-step process to be followed in determining the amount and timing of revenue recognition. It also provides guidance on accounting for costs incurred to obtain or fulfill contracts with customers, and establishes disclosure requirement, which are more extensive than those required under existing U.S. GAAP. The FASB has issued numerous amendments to ASU 2014-09 from August 2015 through January 2018, which provide supplemental and clarifying guidance, as well as amend the effective date of the new standard. ASU 2014-09, as amended, is effective for the Company in the interim period ended June 30, 2018. The standard permits the use of either the retrospective or modified retrospective (cumulative effect) transition method. The Company adopted the new standard using the modified retrospective transition method The Company has adopted ASU-2014-01 for the fiscal year ending March 31, 2019 and it did not have material effect on the consolidated financial position and the consolidated results of operations.

As a result of the adoption of ASU-2014-09, the Company’s accounting policies have been updated. See “Revenue Recognition” below for these changes in accounting policies, as well as new disclosure requirements. The changes in accounting policies will also be reflected in the Company’s audited consolidated financial statements for the year ending March 31, 2019.

In November 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes,” which require that deferred tax liabilities and assets be classified on our Consolidated Balance Sheets as noncurrent based on an analysis of each taxpaying component within a jurisdiction. ASU No. 2015-17 is effective for the fiscal year commencing after December 15, 2017. The Company has adopted ASU-2015-17 for the fiscal year ending March 31, 2019 and it did not have material effect on the consolidated financial position and the consolidated results of operations.

In January 2016, the FASB issued ASU No. 2016-01 Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The updates make several modifications to Subtopic 825-10, including the elimination of the available-for-sale classification of equity investments, and it requires equity investments with readily determinable fair values to be measured at fair value with changes in fair value recognized in operations. The update is effective for fiscal years beginning after December 2017. The Company has adopted ASU-2016-01 for the fiscal year ending March 31, 2019 and it did not have material effect on the consolidated financial position and the consolidated results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases. This update requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will also require additional disclosure about the amount, timing and uncertainty of cash flows arising from leases. The provisions of this update are effective for annual and interim periods beginning after December 15, 2018. The Company is still assessing the impact that the adoption of ASU 2016-02 will have on the consolidated financial position and the consolidated results of operations.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This ASU provides eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 is effective for the fiscal year commencing after December 15, 2017. The Company has adopted ASU-2016-15 for the fiscal year ending March 31, 2019 and it did not have material effect on the consolidated financial position and the consolidated results of operations.

In January 2017, the FAS issued ASU 2017-01, “Business Combinations: Clarifying the definition of a Business” which amends the current definition of a business. Under ASU 2017-01, to be considered a business, an acquisition would have to include an input and a substantive process that together significantly contributes to the ability to create outputs. ASU 2017-01 further states that when substantially all of the fair value of gross assets acquitted is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business. The new guidance also narrows the definition of the term “outputs” to be consistent with how it is described in Topic 606, Revenue from Contracts with Customers.

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The changes to the definition of a business will likely result in more acquisitions being accounted for as asset acquisitions. ASU 2017-01 is effective for acquisitions commencing on or after June 30, 2019, with early adoption permitted. Adoption of this guidance will be applied prospectively on or after the effective date.

In January 2017, the FASB issued ASU 2017-04, “Intangibles – Goodwill and Other” ASU 2017-04 simplifies the accounting for goodwill impairment by eliminating Step 2 of the current goodwill impairment test, which required a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which the reporting unit’s carrying value exceeds its fair value, limited to the carrying value of the goodwill. ASU 2017-04 is effective for financial statements issued for fiscal years, and interim periods beginning after December 15, 2019.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting (ASU 2107-9). The FASB issued the update to provide clarity and reduce the cost and complexity when applying guidance in Topic 718. The amendments in this update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modifications accounting in Topic 718. ASU 2017-09 is effective for the Company in the interim period ended June 30, 2018. The Company has adopted ASU-2017-09 during the quarter ended June 30, 2018 and it did not have material effect on the consolidated financial position and the consolidated results of operations.

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Off Balance Sheet Arrangements

We have no off-balance sheet transactions.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Not applicable for smaller reporting companies.

Item 4. Controls and Procedures

During the three and nine months ended December 31, 2018, there were no changes in our internal controls over financial reporting (as defined in Rule 13a- 15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We maintain “disclosure controls and procedures” as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Quarterly Report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(b) and 15d-15(b). Based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this Quarterly Report were effective.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

None

Item 1A. Risk Factors

Not applicable for smaller reporting companies

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

In the nine months ended December 31, 2018, an aggregate of 21,572 shares of our common stock were issued upon the exchange and redemption of outstanding Exchangeable Shares for shares of common stock. The securities were issued in private transactions in reliance upon exemptions from registration pursuant to Section 4(a)(2) of the Securities Act, as transactions not involving any public offering.

All other unregistered issuances of equity securities during the period covered by this quarterly report have been previously disclosed on our Current Reports on Form 8-K.

Item 3. Defaults Upon Senior Securities.

None

Item 4. Mine Safety Disclosures

Not applicable

Item 5. Other Information

None

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Item 6. Exhibits

Exhibit 31.1 - Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 31.2 - Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 32.1 - Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 32.2 - Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 101.INS - XBRL Instance Document

Exhibit 101.SCH - XBRL Taxonomy Extension Schema Document

Exhibit 101.CAL - XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit 101.DEF - XBRL Taxonomy Extension Definition Linkbase Document

Exhibit 101.LAB - XBRL Taxonomy Extension Label Linkbase Document

Exhibit 101.PRE - XBRL Taxonomy Extension Presentation Linkbase Document

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated February 8, 2019	BIONIK LABORATORIES CORP.

	By:	/s/ Eric Dusseux
Name: Eric Dusseux
Chief Executive Officer (Principal Executive Officer)

	By:	/s/ Leslie Markow
Name: Leslie Markow
Chief Financial Officer
(Principal Financial and Accounting Officer)

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